Exhibit 99.1

XPeng Announces Vehicle Delivery Results for September and Third Quarter 2021

Monthly deliveries reached 10,000-unit milestone

•	10,412 vehicles delivered in September 2021, a record month and a 199% increase year-over-year

•	25,666 vehicles delivered in Q3 2021, a record quarter and a 199% increase year-over-year

•	7,512 P7s delivered in September 2021, a record month and a 192% increase year-over-year

•	56,404 total vehicles delivered year-to-date, a 301% increase year-over-year

Guangzhou, China, October 1, 2021 — XPeng Inc. (“XPeng” or the “Company,” NYSE: XPEV, HKEX: 9868.HK), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for September 2021 and the third quarter 2021.

XPeng recorded its highest-ever monthly deliveries in September of 10,412 Smart EVs, representing a 199% increase year-over-year, and a 44% increase over last month. The Company also achieved a quarterly record of 25,666 deliveries in the third quarter 2021, representing a 48% increase quarter-over-quarter and 199% increase year-over-year.

Deliveries in September consisted of 7,512 P7s, the Company’s smart sports sedan, and 2,656 G3 and G3i smart SUVs as well as 244 P5 smart family sedans which were officially launched on September 15.

As of September 30, 2021, year-to-date total vehicle deliveries reached 56,404, representing a 301% increase year-over-year. P7 deliveries in September were the highest monthly total since its launch and contributed 39,227 units to the Company’s cumulative January-September deliveries in 2021.

About XPeng Inc.

XPeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goals and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

Email: mariecheung@xiaopeng.com